UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALLIANT TECHSYSTEMS INC.
(Name of Subject Company (Issuer))

ALLIANT TECHSYSTEMS INC.
(Name of Filing Persons (Offeror))

2.75% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

018804AH7
(CUSIP Number of Class of Securities)

John L. Shroyer
Senior Vice President and Chief Financial Officer
Alliant Techsystems Inc.
7480 Flying Cloud Drive
Minneapolis, Minnesota 55344
(952) 351-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

J. Alan Bannister
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Tel. (212) 351-2310
Fax. (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$279,971,766.93	$15,622.42

*                 Calculated solely for purposes of determining the filing fee.  The repurchase price of the 2.75% Convertible Senior Subordinated Notes due 2024, is $1,000 per $1,000 principal amount outstanding.

**          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO”) is filed by Alliant Techsystems Inc., a Delaware corporation (“ATK”), and relates to the offer to repurchase for cash the 2.75% Convertible Senior Subordinated Notes due 2024 issued by ATK on February 19, 2004 (the “Notes”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes, the Company Repurchase Notice to Holders of its Notes, dated July 20, 2009 (the “Company Repurchase Notice”) and filed as Exhibit (a)(1)(A), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to this Schedule TO (the Company Repurchase Notice and the related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”).  The Notes were issued pursuant to an Indenture (the “Indenture”), dated February 19, 2004, by and between the ATK and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to BNY Midwest Trust Company), as Trustee (“Trustee”).

The Option will expire at 5:00 p.m., New York City time, on August 14, 2009.  This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

ATK is the issuer of the Notes and is offering to repurchase for cash all of the Notes pursuant to the terms of the Indenture.  The Notes are convertible into common stock, par value $0.01 per share, of ATK (the “Common Stock”).  ATK’s executive offices are located at 7480 Flying Cloud Drive, Minneapolis, Minnesota 55344.  ATK’s telephone number is (952) 351-3000.  As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

(a)   ATK believes that its financial condition is not material to a decision by a holder of the Notes (the “Holders”) whether to put the Notes to ATK because the consideration being paid to Holders surrendering the Notes consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Notes, and ATK is a public reporting company that files reports electronically on EDGAR.  The financial condition and results of operations of ATK and its consolidated subsidiaries are reported electronically on EDGAR.

(b)   Not applicable.

Item 11.  Additional Information.

(a)   Not applicable.

(b)   Not applicable.

Item 12.  Exhibits.

(a)(1)(A)	Company Repurchase Notice to Holders of its 2.75% Convertible Senior Subordinated Notes due 2024, dated July 20, 2009.

(a)(1)(B)	Form of Company Repurchase Election.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by ATK on July 20, 2009.

(b)	Not applicable.

(d)(1)

Indenture, dated February 19, 2004, by and among ATK, the Subsidiary Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to BNY Midwest Trust Company), as Trustee, incorporated by reference to Exhibit 4.5 to ATK’s Form 10-K for the fiscal year ended March 31, 2004.

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANT TECHSYSTEMS INC.

By:	/s/ Keith D. Ross
Name: Keith D. Ross
Title: Senior Vice President, General Counsel and Secretary

Dated:  July 20, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Company Repurchase Notice to Holders of its 2.75% Convertible Senior Subordinated Notes due 2024, dated July 20, 2009.

(a)(1)(B)	Form of Company Repurchase Election.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by ATK on July 20, 2009.

(b)	Not applicable.

(d)(1)

Indenture, dated February 19, 2004, by and among ATK, the Subsidiary Guarantors party thereto, and BNY Midwest Trust Company, as Trustee, incorporated by reference to Exhibit 4.5 to ATK’s Form 10-K for the fiscal year ended March 31, 2004.

(g)	Not applicable.

(h)	Not applicable.